Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

October 5, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Kluck

Re:	Ellington Financial LLC

Registration Statement on Form S-11 (File No. 333-160562)

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Deutsche Bank Securities Inc., as representative of the several Underwriters, hereby joins in the request of Ellington Financial LLC (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 7, 2010 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus, dated October 4, 2010, through October 7, 2010, estimated as follows:

Preliminary Prospectus dated October 4, 2010

Approximately 1,200 copies to prospective underwriters, institutional investors, dealers, individuals and others.

The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	Deutsche Bank Securities Inc.

By:	/s/ Ray Peters
	Name:	Ray Peters
	Title:	Managing Director

By:	/s/ Young Yu
	Name:	Young Yu
	Title:	Director